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                             October 25, 2022

       Yinyu He
       Chief Executive Officer
       Leju Holdings Ltd
       Level G, Building G, No.8 Dongfeng South Road
       Chaoyang District , Beijing 100016
       The People   s Republic of China

                                                        Re: Leju Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
September 13, 2022
                                                            File No. 001-36396

       Dear Yinyu He:

              We have reviewed your September 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 29, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 3. Key Information, page 3

   1.                                                   We note your response
to prior comment 4. Please revise your definition of    we,       us,
                                                        etc. so that it does
not include the VIEs when you describe your operations. As noted in the comment, you should
refrain from using these terms when describing activities or functions of a VIE.
Instead you should use terms that distinguish the VIEs. In addition, the definition appears
inconsistent with your supplemental response wherein you state that you will refrain from
using these terms when describing activities or function of the VIEs.
   2. We note your response to comment 8. Please revise your disclosure on pages 5 and 6 to also discuss whether
the restrictions on foreign exchange will affect your ability to
 Yinyu He
Leju Holdings Ltd
October 25, 2022
Page 2
         transfer cash to U.S. investors.
3. We note your response to comments 5 and 6. In footnote 2 to the diagram, you refer to your "effective control" of Beijing Leju, Leju Hao Fang and Beijing Jiajujiu through contractual arrangements. As requested in comment 6, please refrain from implying that the contractual agreements are the equivalent to equity ownership in the business oft he
         VIEs. Any references to control should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Please revise footnote
         2 accordingly.
4. We note the additional disclosure you have provided in response to comment 7. Please revise to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied, as requested in the comment. In addition, if you believe you have received all requisite permissions or approvals, please indicate your basis for this belief.
       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameYinyu He                                   Sincerely,
Comapany NameLeju Holdings Ltd
                                                             Division of
Corporation Finance
October 25, 2022 Page 2                                      Office of Real
Estate & Construction
FirstName LastName